UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

__________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Alignment of ICL's Organizational Structure to its Strategy

Item 1

Alignment of ICL's Organizational Structure to its Strategy

The Company hereby announces that on July 31, 2018, ICL's Board of Directors approved adjustments to ICL's organizational structure in order to align with its strategy, launched earlier this year.

ICL's strategy is based on enhancing market leadership across its three core mineral value chains of Bromine, Potash and Phosphate, as well as realizing the growth potential of Innovative Ag Solutions.

In accordance, the Company's operations will be divided into four business divisions: Industrial Products (Bromine); Potash; Phosphate Solutions; and Innovative Ag Solutions.

The organizational structure adjustment will enter into effect by the end of August 2018.

The Company is presently in the process of reviewing the accounting implications, including the reporting of its operational segments in its financial statements as required in accordance with the applicable accounting standards. In order to provide additional visibility, the Company has prepared an interim presentation of preliminary estimated sales and profit of the business divisions according to the new structure, for Q2 2018 and the comparable period in Q2 2017, reconciled to ICL's consolidated sales and adjusted operating profit. The divisions’ figures breakdown below have not been reviewed by the Company’s independent auditors and are provided solely for the convenience of ICL’s shareholders.

	Sales		Division profit
	$ millions

	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Potash	346	314	76	61
Phosphate Solutions	540	507	55	37
Industrial Products (Bromine)	331	291	94	76
Innovative Ag Solutions	212	190	23	19
Set-off (including G&A and Other)	(58)	(48)	(60)	(65)
Sub-Total	1,371	1,254	188*	128*
Divested businesses	-	68	-	25
Total	1,371	1,322	188*	153*
*ICL Adjusted Operating Profit

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 1, 2018